

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Chris Ho
Chief Financial Officer
Vickers Vantage Corp. I
1 Harbourfront Avenue, #16-06
Keppel Bay Tower, Singapore 098632
Singapore

> **Re: Vickers Vantage Corp. I**
> **Registration Statement on Form S-1**
> **Filed December 15, 2020**
> **File No. 333-251352**

Dear Mr. Ho:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form S-1

Signatures, page II-4

1. Please revise to include the signature of your authorized representative in the United States or advise. Refer to Instruction 1 to Signatures to Form S-1 for additional guidance.

Exhibits

2. We note that section 9.3 of the warrant agreement filed as Exhibit 4.4 provides that the Company agrees that "any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York." Please clarify whether this provision is binding on investors in this offering and whether it

applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey M. Gallant, Esq.